**wolfson**®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com



**FILE NO. 82-34753**

18 August 2008

VIA COURIER

[redacted]

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.



Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

**Jill Goldsmith**
**Company Secretary**

Enclosures

**SCHEDULE I**
**WOLFSON MICROELECTRONICS PLC**

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 July 2008 and 15 August 2008 (inclusive)

- Notification in relation to voting rights and capital
- Second quarter and first half results to 29 June 2008
- Notification of Share Repurchase Programme
- Notification of Transactions in Own Shares (Share Repurchase Programme)
- Notifications of major interests in shares
- Share Purchases by Chairman

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) – Returns of allotment of shares on exercise of share options
- Form 288c – Change of Particulars for Director

3. Documents submitted to the Financial Services Authority

None during this period

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:52 15-Aug-08 |
| **Number** | 4786B16 |

RNS Number : 4786B
Wolfson Microelectronics PLC
15 August 2008

15 August 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 15 August 2008 it purchased for cancellation from JPMorgan Cazenove Limited 50,000 ordinary shares at an average price of 120.2750 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 118,135,480 ordinary shares in issue (excluding treasury shares).

**Enquiries:**

| | |
|---|---|
| Wolfson Microelectronics<br>Dave Shrigley, CEO<br>Mark Cubitt, Finance Director | 0131 272 7000 |
| Corfin Communications<br>Harry Chathli, Neil Thapar | 020 7977 0020 |

END

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| | |
|---|---|
| Company | Wolfson Microelectro |
| TIDM | WLF |
| Headline | Notification of Interests |
| Released | 14:44 15-Aug-08 |
| Number | 4545B14 |

RNS Number : 4545B
Wolfson Microelectronics PLC
15 August 2008

| TR-1: Notification of Major Interests in Shares | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Wolfson Microelectronics plc |
| **2. Reason for the notification** (yes/no) | |
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | No |
| An event changing the breakdown of voting rights | No |
| Other (please specify): ______________ | No |
| **3. Full name of person(s) subject to notification obligation:** | Wellington Management Company, LLP |
| **4. Full name of shareholder(s)** (if different from 3): | BBH ISL Nominees Ltd.<br>Goldman Sachs International<br>JP Morgan Chase Nominees Limited<br>Mellon Nominees (UK) Ltd.<br>Nortrust Nominees |

| | |
|---|---|
| | Limited<br>ROY Nominees Limited<br>State Street Nominees Limited<br>Vidacos Nominees Limited |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | 14 August 2008 |
| **6. Date on which issuer notified:** | 15 August 2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 11% |

**8. Notified Details**

**A: Voting rights attached to shares**

| Class/type of shares If possible use ISIN CODE | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of voting rights | Number of shares | Number of voting rights | | Percentage of voting rights | |
| | | | | Direct | Indirect | Direct | Indirect |
| GB0033563130 Ordinary Shares | 13,044,087 | 13,044,087 | 12,947,385 | | 12,947,385 | | 10.95% |

**B: Financial Instruments**

**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument is exercised/converted) | Percentage of voting rights |
|---|---|---|---|---|
| | | | | |

**Total (A+B)**

| Number of voting rights | Percentage of voting rights |
|---|---|
| 12,947,385 | 10.95% |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

BBH ISL Nominees Ltd. - 226,799 shares

Goldman Sachs International - 4,338,547 shares

JP Morgan Chase Nominees Limited - 1,090,591 shares

Mellon Nominees (UK) Ltd. - 2,054,348 shares

Nortrust Nominees Limited - 302,667 shares

| |
|---|
| ROY Nominees Limited - 336,078 shares<br>State Street Nominees Limited - 4,360,682 shares<br>Vidacos Nominees Limited - 237,673 shares |

| **Proxy Voting:** | |
|---|---|
| **10. Name of the proxy holder:** | |
| **11. Number of voting rights proxy holder will cease to hold:** | |
| **12. Date on which proxy holder will cease to hold voting rights:** | |

| **13. Additional information:** | |
|---|---|
| **14. Contact name:** | Robert J. Toner |
| **15. Contact telephone number:** | (617) 790-7084 |

This information is provided by RNS
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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:55 14-Aug-08 |
| **Number** | 3838B16 |

RNS Number : 3838B
Wolfson Microelectronics PLC
14 August 2008

14 August 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 14 August 2008 it purchased for cancellation from JPMorgan Cazenove Limited 75,000 ordinary shares at an average price of 120.6667 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 118,210,480 ordinary shares in issue (excluding treasury shares).

**Enquiries:**

| | |
|---|---|
| Wolfson Microelectronics<br>Dave Shrigley, CEO<br>Mark Cubitt, Finance Director | 0131 272 7000 |
| Corfin Communications<br>Harry Chathli, Neil Thapar | 020 7977 0020 |

END

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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:12 13-Aug-08 |
| **Number** | 2897B17 |

RNS Number : 2897B
Wolfson Microelectronics PLC
13 August 2008

13 August 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 13 August 2008 it purchased for cancellation from JPMorgan Cazenove Limited 50,000 ordinary shares at an average price of 123.20 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 118,229,980 ordinary shares in issue (excluding treasury shares).

**Enquiries:**

| | |
|---|---|
| Wolfson Microelectronics | |
| Dave Shrigley, CEO | 0131 272 7000 |
| Mark Cubitt, Finance Director | |
| | |
| Corfin Communications | |
| Harry Chathli, Neil Thapar | 020 7977 0020 |

END

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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:59 12-Aug-08 |
| **Number** | 1909B16 |

RNS Number : 1909B
Wolfson Microelectronics PLC
12 August 2008

12 August 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 12 August 2008 it purchased for cancellation from JPMorgan Cazenove Limited 75,000 ordinary shares at an average price of 126.4055 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 118,229,980 ordinary shares in issue (excluding treasury shares).

**Enquiries:**

| | |
|---|---|
| Wolfson Microelectronics | |
| Dave Shrigley, CEO | 0131 272 7000 |
| Mark Cubitt, Finance Director | |
| | |
| Corfin Communications | |
| Harry Chathli, Neil Thapar | 020 7977 0020 |

END

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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:13 11-Aug-08 |
| **Number** | 1053B17 |

RNS Number : 1053B
Wolfson Microelectronics PLC
11 August 2008

11 August 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 11 August 2008 it purchased for cancellation from JPMorgan Cazenove Limited 19,500 ordinary shares at an average price of 125.75 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 118,329,980 ordinary shares in issue (excluding treasury shares).

**Enquiries:**

| | |
|---|---|
| Wolfson Microelectronics | |
| Dave Shrigley, CEO | 0131 272 7000 |
| Mark Cubitt, Finance Director | |
| | |
| Corfin Communications | |
| Harry Chathli, Neil Thapar | 020 7977 0020 |

END

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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:16 07-Aug-08 |
| **Number** | 9184A17 |

RNS Number : 9184A
Wolfson Microelectronics PLC
07 August 2008

7 August 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 7 August 2008 it purchased for cancellation from JPMorgan Cazenove Limited 100,000 ordinary shares at an average price of 120.4281 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 118,319,980 ordinary shares in issue (excluding treasury shares).

**Enquiries:**

| | |
|---|---|
| Wolfson Microelectronics | |
| Dave Shrigley, CEO | 0131 272 7000 |
| Mark Cubitt, Finance Director | |
| | |
| Corfin Communications | |
| Harry Chathli, Neil Thapar | 020 7977 0020 |

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Notification of Interests |
| **Released** | 09:04 05-Aug-08 |
| **Number** | 6393A09 |

RNS Number : 6393A
Wolfson Microelectronics PLC
05 August 2008

## TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | WOLFSON MICROELECTRONICS PLC |
| **2. Reason for the notification** (please tick the appropriate box or boxes) | |
| An acquisition or disposal of voting rights | |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): We are no longer including in our aggregate notifiable holding the position held by Goldman, Sachs & Co., a wholly owned direct subsidiary of The Goldman Sachs Group Inc, acting as custodian for its customers, because of the application of the custodian exemption in DTR 5.1.3R(2) to those positions. | YES |
| **3. Full name of person(s) subject to the notification obligation:** | The Goldman Sachs Group, Inc. |
| **4. Full name of shareholder(s)** (if different from 3.): | Goldman, Sachs & Co., Goldman Sachs Asset Management, L.P. |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 31 JULY 2008 |

| | |
|---|---|
| **6. Date on which issuer notified:** | 04 AUGUST 2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 3 % |
| **8. Notified details:** | |

| **A: Voting rights attached to shares** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Class/type of shares**<br><br>if possible using the ISIN CODE | **Situation previous to the Triggering transaction** | | **Resulting situation after the triggering transaction** | | | | |
| | **Number of Shares** | **Number of Voting Rights** [viii] | **Number of shares** | **Number of voting rights** [ix] | | **% of voting rights** | |
| | | | **Direct** | **Direct** [x] | **Indirect** [xi] | **Direct** | **Indirect** |
| GB0033563130 | 5,916,586 | 5.00% | | | | | |

| **B: Financial Instruments** | | | | |
|---|---|---|---|---|
| **Resulting situation after the triggering transaction** [xii] | | | | |
| **Type of financial instrument** | **Expiration date** [xiii] | **Exercise/ Conversion Period/ Date** [xiv] | **Number of voting rights that may be acquired if the instrument is exercised/ converted.** | **% of voting rights** |
| | | | | |

| **Total (A+B)** | |
|---|---|
| **Number of voting rights** | **% of voting rights** |
| | Below 3% |

| **9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable** [xv]**:** |
|---|
| We hereby notify you that as at close of business on 31 July 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares. |

| **Proxy Voting:** | |
|---|---|
| **10. Name of the proxy holder:** | N/A |
| **11. Number of voting rights proxy holder will cease to hold:** | N/A |
| **12. Date on which proxy holder will cease to hold** | N/A |

| voting rights: | |
|---|---|

| | |
|---|---|
| **13. Additional information:** | General email contact: shareholderdisclosures@gs.com |
| **14. Contact name:** | Sean Rogers / Alan Cox |
| **15. Contact telephone number:** | 0207-552-9205 / 0207-774 -8774 |

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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 07:00 04-Aug-08 |
| **Number** | 5233A07 |

RNS Number : 5233A
Wolfson Microelectronics PLC
04 August 2008

4 August 2008

**Wolfson Microelectronics plc**
('Wolfson' or 'the Company')

**Share Purchase by Chairman**

Wolfson was notified on 1 August 2008 of the following share purchase by Michael Ruettgers who is Chairman of the Company:

On 1 August 2008 Michael Ruettgers, Chairman, purchased 100,000 ordinary shares in the Company at US$2.203 (£1.11) per share. Following the purchase, Mr Ruettgers' total holding increased to 700,000 ordinary shares, representing 0.59% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.4R (1) (a).

**Enquiries:**

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020



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| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 15:31 01-Aug-08 |
| **Number** | 4962A15 |

RNS Number : 4962A
Wolfson Microelectronics PLC
01 August 2008

1 August 2008

**Wolfson Microelectronics plc**
('Wolfson' or 'the Company')

**Share Purchase by Chairman**

Wolfson was notified on 1 August 2008 of the following share purchase by Michael Ruettgers who is Chairman of the Company:

On 31 July 2008 Michael Ruettgers, Chairman, purchased 100,000 ordinary shares in the Company at US$2.255 (£1.14) per share. Following the purchase, Mr Ruettgers' total holding increased to 600,000 ordinary shares, representing 0.50% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.4R (1) (a).

**Enquiries:**

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

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| | |
|---|---|
| Company | Wolfson Microelectro |
| TIDM | WLF |
| Headline | Notification of Interest |
| Released | 16:15 31-Jul-08 |
| Number | 3820A16 |

RNS Number : 3820A
Wolfson Microelectronics PLC
31 July 2008

| **TR-1: Notification of Major Interests in Shares** |
|---|

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Wolfson Microelectronics plc |
| **2. Reason for the notification** (yes/no) | |
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | No |
| An event changing the breakdown of voting rights | No |
| Other (please specify): ______________ | No |
| **3. Full name of person(s) subject to notification obligation:** | Wellington Management Company, LLP |
| **4. Full name of shareholder(s)** (if different from 3): | BBH ISL Nominees Ltd.<br>Goldman Sachs International<br>JP Morgan Chase Nominees Limited<br>Mellon Nominees (UK) Ltd.<br>Nortrust Nominees Limited<br>ROY Nominees Limited<br>State Street Nominees Limited<br>Vidacos Nominees |

| | |
|---|---|
| | Limited |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | 30 July 2008 |
| **6. Date on which issuer notified:** | 31 July 2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 11% |

| **8. Notified Details** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **A: Voting rights attached to shares** | | | | | | | |
| **Class/type of shares** If possible use ISIN CODE | **Situation previous to the triggering transaction** | | **Resulting situation after the triggering transaction** | | | | |
| | **Number of Shares** | **Number of voting rights** | **Number of shares** | **Number of voting rights** | | **Percentage of voting rights** | |
| | | | | **Direct** | **Indirect** | **Direct** | **Indirect** |
| GB0033563130 Ordinary Shares | 012,964,481 | 12,964,481 | 13,044,087 | | 13,044,087 | | 11.02% |

| **B: Financial Instruments** | | | | |
|---|---|---|---|---|
| **Resulting situation after the triggering transaction** | | | | |
| **Type of financial instrument** | **Expiration date** | **Exercise/ conversion period/date** | **No. of voting rights that may be acquired (if the instrument is exercised/converted)** | **Percentage of voting rights** |
| | | | | |

| **Total (A+B)** | |
|---|---|
| **Number of voting rights** | **Percentage of voting rights** |
| 13,044,087 | 11.02% |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

BBH ISL Nominees Ltd. - 226,799 shares

Goldman Sachs International - 4,438,547 shares

JP Morgan Chase Nominees Limited - 1,090,591 shares

Mellon Nominees (UK) Ltd. - 2,054,348 shares

Nortrust Nominees Limited - 302,667 shares

ROY Nominees Limited - 336,078 shares

State Street Nominees Limited - 4,357,384 shares

Vidacos Nominees Limited - 237,673 shares

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | |
| 11. Number of voting rights proxy holder will cease to hold: | |
| 12. Date on which proxy holder will cease to hold voting rights: | |

| 13. Additional information: | |
|---|---|
| 14. Contact name: | Robert J. Toner |
| 15. Contact telephone number: | (617) 790-7084 |

This information is provided by RNS
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| | |
|---|---|
| Company | Wolfson Microelectro |
| TIDM | WLF |
| Headline | Voting rights and capital |
| Released | 11:08 31-Jul-08 |
| Number | 3193A11 |

RNS Number : 3193A
Wolfson Microelectronics PLC
31 July 2008

Edinburgh, 31 July 2008

**Wolfson Microelectronics plc ("the Company")**
**Voting rights and capital**

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,314,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,314,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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## Regulatory Announcement



| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Interim Results |
| **Released** | 07:00 29-Jul-08 |
| **Number** | 0648A07 |

RNS Number : 0648A
Wolfson Microelectronics PLC
29 July 2008

29 July 2008

**WOLFSON MICROELECTRONICS plc**
**Second quarter and first half results to 29 June 2008**

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the second quarter and half year ended 29 June 2008.

**Second quarter highlights**:

- Revenue up 9% to $53.9m (Q2 2007: $49.5m), in line with guidance
- Gross margin of 51.7% (Q2 2007: 52.8%) (Q1 2008: 52.0%)
- Adjusted operating profit* of $6.7m (Q2 2007: $7.1m)
- Operating profit of $5.5m (Q2 2007: $7.1m)
- Adjusted diluted earnings per share* of 4.4 cents (Q2 2007: 5.0 cents)
- Diluted earnings per share of 3.7 cents (Q2 2007: 5.0 cents)

**First half financial highlights**:

- Revenue up 12% to $100.3m (H1 2007: $89.6m)
- Gross margin of 51.8% (H1 2007: 52.8%)
- Adjusted operating profit* of $10.4m (H1 2007: $10.4m)
- Operating profit of $7.9m (H1 2007: $10.2m)
- Like for like adjusted operating profit** up 25% to $13.6m (H1 2007: $10.9m)
- Adjusted diluted earnings per share* of 7.0 cents (H1 2007: 7.7 cents)
- Diluted earnings per share of cents of 5.5 cents (H1 2007: 7.6 cents)
- Like for like adjusted diluted earnings per share** up 16% to 9.4 cents (H1 2007: 8.1 cents)
- Net cash balance at 29 June 2008 of $84.8m

**Operating highlights**

- Mobile handset revenue up 50% on H1 2007, representing 25% of total Company revenue, demonstrating Wolfson's momentum in the smart phones market
- Strong revenue growth from digital still cameras, gaming, automotive and headsets, more than offsetting declines in Portable Media Players (PMP)
- Continue to broaden and balance customer base; top 10 customers represented 59% of revenues with top two accounting for 10% each
- Excellent design win momentum across a broad range of Tier 1 and Tier 2 customers
- Continuing strong product innovation and implementation of Wolfson AudioPlus™ products and technologies

  - Launched the WM8903, the next generation ultra low power device further extending playback times

  - Wolfson's integrated audio and power management products gain momentum with a number of new design wins, anticipated to contribute to revenue in 2009

  - First active noise cancellation chip for mobile phones being sampled by handset manufacturers. This product enables greater call intelligibility for the recipient in noisy environments

  - First chip implementing MEMS technology for silicon microphone products now being sampled with certain key customers, with initial revenues anticipated in Q4 2008

**Outlook**

- Third quarter revenues forecast to be in the range of $56m - $62m
- Gross margins anticipated to be around 52%
- Uncertain macro environment impacting customer demand patterns
- Active programme to review non R&D cost base
- Board approves purchase of up to 10% of the outstanding shares in issue

Commenting on the results Dave Shrigley, Chief Executive Officer of Wolfson, said: "We delivered to our plan in the first half of 2008. The established business grew while we continued the investment phase of our AudioPlus™ strategy to enable an expansion of our product offering and addressable markets for the future. While we expect a third quarter seasonal uptick in trading, the weaker macro environment is impacting our customer order patterns leading us to be cautious in our guidance today. Looking ahead, our investments are on track and we are pleased with their progress. Our design win momentum, customer base and longer term prospects continue to be excellent and position us to benefit when market conditions improve."

**Adjusted means after adding back amortisation of acquired intangible assets. For earnings per share purposes, this is calculated by adding back to net profit such cost net of the estimated tax impact and dividing by the number of dilutive shares in issue*
*** For illustrative purposes like for like adjusted means after adding back the costs incurred by the 2007 acquired businesses (deducting any revenues generated) and adding back amortisation of acquired intangible assets. For earnings per share purposes, this is calculated by adding back to net profit such costs net of the estimated tax impact of such costs and dividing by the number of dilutive shares in issue.*

**Enquiries:**

**Wolfson Microelectronics**
Dave Shrigley, Chief Executive 0131 272 7000
Mark Cubitt, Finance Director

**Corfin Communications**
Harry Chathli, Neil Thapar 020 7977 0020

Dave Shrigley, CEO and Mark Cubitt, Finance Director, will be hosting a conference call for investors and analysts at 0815 BST. UK Dial-in +44 20 3023 4494; US Dial-in +1 866 966 5335. The conference call can also be heard LIVE from 0815 BST via http://www.wolfsonmicro.com/investor or www.streetevents.com
Replay of the conference call is available from 1030 BST: on +44 (0)20 8196 1998 or +1866 583 1035 Access Pin 606587#.

*This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.*

## INTERIM MANAGEMENT REPORT

Wolfson is pleased to report revenues for H1 2008 of $100.3m, an increase of 12% on H1 2007 (H1 2007: $89.6m). Revenues from applications other than PMP increased 26% on H1 2007, with non-PMP revenues accounting for 88% of total Company revenue in H1 2008. Q2 2008 revenues increased 9% to $53.9m (Q2 2007: $49.5m).

Wolfson continues to maintain its position as a market leading provider of high performance mixed-signal semiconductors to many of the world's top consumer electronic brands, including Apple, Canon, Hewlett Packard, LG, Microsoft, Samsung, Sony and Tom Tom. Wolfson's top 10 customers accounted for 59% of revenues in H1 2008, compared to 56% in H1 2007. In H1 2008, two customers each accounted for 10% of Company revenue (in H1 2007 the largest customer accounted for 16% of revenue). The largest application area in H1 2008 was mobile handsets, which accounted for 25% of total Company revenue (H1 2007: 18%). The growth in this area reflects Wolfson's momentum in the smart phones market where its high performance chips help customers differentiate their high end handsets.

Gross margin was 51.8% during H1 2008 (H1 2007: 52.8%). Relative to the prior year, Wolfson's gross margin has been impacted by higher gold prices. In addition the mix of revenues was skewed to lower margin products in H1 2008 relative to the prior year.

For illustrative purposes, excluding the effect of the 2007 acquisitions, the like for like performance of the business was strong in H1 2008 with an operating profit of $13.6m (H1 2007: $10.9m on a like for like basis). The Company's financial performance for the twenty-six week period ended 29 June 2008 is summarised below.

**Details from the condensed consolidated income statement**

| | H1 2008 as reported $m | Acquisitions in 2007 (1) $m | H1 2008 excl. 2007 acqs $m | H1 2007 as reported $m | Acquisitions in 2007 (1) $m | H1 2007 excl. 2007 acqs $m |
|---|---|---|---|---|---|---|
| **Revenue** | 100.3 | 0.7 | 99.6 | 89.6 | - | 89.6 |
| **Gross profit** | 52.0 | 0.7 | 51.3 | 47.4 | - | 47.4 |
| **Overheads** | | | | | | |
| Research & development expenses | (20.4) | (2.9) | (17.5) | (17.5) | (0.5) | (17.0) |
| Distribution & selling costs | (12.6) | (0.8) | (11.8) | (9.6) | - | (9.6) |
| | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Administrative expenses | (6.9) | (0.2) | (6.7) | (6.3) | - | (6.3) |
| Share based compensation charges | (1.7) | - | (1.7) | (3.6) | - | (3.6) |
| **Adjusted operating profit / (loss)** | **10.4** | **(3.2)** | **13.6** | **10.4** | **(0.5)** | **10.9** |
| Amortisation charges | (2.5) | (2.5) | - | (0.2) | (0.2) | - |
| **Operating profit / (loss)** | **7.9** | **(5.7)** | **13.6** | **10.2** | **(0.7)** | **10.9** |
| Net financing income | 1.2 | (0.8) | 2.0 | 2.3 | (0.1) | 2.4 |
| **Profit / (loss) before tax** | **9.1** | **(6.5)** | **15.6** | **12.5** | **(0.8)** | **13.3** |
| Income tax | (2.5) | 1.8 | (4.3) | (3.5) | 0.2 | (3.7) |
| **Profit / (loss) after tax** | **6.6** | **(4.7)** | **11.3** | **9.0** | **(0.6)** | **9.6** |
| Diluted eps (IFRS basis)- cents | 5.5 | (3.9) | 9.4 | 7.6 | (0.5) | 8.1 |
| Adjusted eps - cents | 7.0 | (2.4) | 9.4 | 7.7 | (0.4) | 8.1 |

(1) Representing income and charges incurred by the acquired entities (Sonaptic Limited and Oligon Limited; acquired in July 2007 and January 2007 respectively) during the twenty-six week periods ended 29 June 2008 and 1 July 2007

The Company's financial performance for Q2 2008 is also summarised below.

| | Q2 2008 | | Q2 2007 | | Q1 2008 | |
|---|---|---|---|---|---|---|
| | $m | % revs | $m | % revs | $m | % revs |
| **Revenue** | **53.9** | | **49.5** | | **46.4** | |
| **Gross profit** | 27.9 | 51.7% | 26.1 | 52.8% | 24.1 | 52.0% |
| **Overheads** | | | | | | |
| Research & development | (10.5) | 20% | (9.2) | 19% | (9.8) | 21% |
| Distribution & selling | (6.3) | 12% | (4.6) | 9% | (6.4) | 14% |
| Administration | (3.5) | 6% | (3.3) | 7% | (3.4) | 7% |
| Share based compensation | (0.9) | 2% | (1.9) | 4% | (0.8) | 2% |
| **Adjusted operating profit** | **6.7** | **12%** | **7.1** | **14%** | **3.7** | **8%** |
| Amortisation charges | (1.2) | 2% | (0.1) | - | (1.3) | 3% |
| **Operating profit** | **5.5** | **10%** | **7.0** | **14%** | **2.4** | **5%** |
| Net financing income | 0.5 | 1% | 1.2 | 2% | 0.7 | 2% |
| **Profit before tax** | **6.0** | **11%** | **8.2** | **16%** | **3.1** | **7%** |
| Income tax | (1.7) | | (2.3) | | (0.9) | |
| **Profit after tax** | **4.3** | **8%** | **5.9** | **12%** | **2.2** | **5%** |
| Diluted earnings per share (IFRS) (cents) | 3.7 | | 5.0 | | 1.9 | |
| Adjusted diluted earnings per share (cents) | 4.4 | | 5.0 | | 2.6 | |

**Operational review**

**Portable**

The portable segment accounted for 75% of total Company revenues in H1 2008 (H1 2007: 72%). Revenues in this segment increased by 17% to $74.8m (H1 2007: $63.8m).

Sales into multimedia handsets increased 50% compared to H1 2007 and accounted for 25% of Company revenues in the period (H1 2007: 18%). The growth in this area reflects the strength of the "smart phone" market, where Wolfson's high performance chips help its customers differentiate their high end handsets, together with the relative strength and appeal of Wolfson's customers' end devices in the market in H1 2008. Further growth in this area is anticipated in H2 2008 with the launch of new handsets by our Tier 1 customers.

This positive momentum from handsets helped to mitigate a reduction in the Company's sales into PMP which declined 40% compared to H1 2007, and accounted for 12% of Company revenues in the period (H1 2007: 22%). This was anticipated by Wolfson in its earlier guidance and reflects reduced ordering, particularly in Q1 2008, by a number of customers to take account of their inventory build-up after the 2007 holiday season. With the design loss announced on 27 March 2008 impacting from Q3 2008 onwards, revenues from this segment are anticipated to be at least 50% down in the full year relative to 2007.

Sales into portable navigation devices (PNDs) representing 12% of Company revenues were marginally down compared to H1 2007. Following a strong Q1 2008, revenues from PND fell in the second quarter as anticipated reflecting timing of ordering by customers and some build up of inventories at retailers and distributors. Wolfson anticipates that revenues from this application area will continue to be negatively impacted in H2 2008 by demand weakness, pricing erosion and the loss of market share in low end PND devices.

Excellent growth was seen from the digital still cameras (DSC) market, representing 8% of Company revenues in H1 2008 (H1 2007: 4%), as leading camera brands supplied by Wolfson benefited from strong end demand. Sales into portable gaming devices more than trebled compared to H1 2007 and represented 7% of Company revenues in the period (H1 2007: 2%). Headsets and PDAs also performed strongly.

**Consumer Audio and Imaging**

Revenues in the consumer audio segment, where Wolfson's semiconductors are typically used in mains-powered electronics goods, were $16.2m (H1 2007: $16.2m).

Flat panel TV and set top boxes together were broadly level with H1 2007 and together accounted for 8% of Company revenues (H1 2007: 8%). Wolfson also saw a tripling of revenues from video games consoles, albeit from a low base in H1 2007, representing 2% of Company revenues in H1 2008. Revenues from automotive, where Wolfson provides its products into the after-market infotainment segment, increased 67% compared to H1 2007, and represented 3% of Company revenues in H1 2008 (H1 2007: 2%).

Revenues in the imaging segment, where Wolfson's products are incorporated into a wide range of multifunction peripherals, were $9.3m (H1 2007: $9.6m). Wolfson is maintaining its market share with its products in this segment.

**Wolfson AudioPlus™ Update**

Wolfson continues to make solid progress with its AudioPlus™ strategy. This strategy, which combines Wolfson's renowned audio technology with other complementary technologies, is enabling Wolfson to provide more highly differentiated products to its end customers so that they can deliver more exciting user experiences. Wolfson also achieved excellent design win traction across its customer base in H1 2008.

During H1 2008 Wolfson further strengthened its processes and infrastructures around its world class mixed-signal engineering team. Key products introduced in H1 2008 are described below.

*Pure Sound*

Wolfson's WM8741 Digital-to-Analogue Converter (DAC) continues to set the benchmark for pure, natural sounding high performance audio. The WM8741, along with its companion products, continued to achieve multiple design wins in H1 2008 in high end music and entertainment systems across a broad range of customers, including Arcam, Pioneer, Linn, Kenwood and Onkyo.

Wolfson also achieved a second design win with Aliph in its latest Jawbone® Bluetooth® headset with one of its high performance Analogue-to-Digital Converters (ADCs).

*Smart Power*

Four new Smart Power products were launched during H1 2008 including the WM8400, a highly integrated audio coder/ decoder (or CODEC) and power management unit, providing a cost-effective companion solution for mobile multi-media applications processors in mobile handset applications. Also launched were the WM9001, a powerful class AB/D speaker driver providing exceptional audio performance and enhanced flexibility for mobile handsets, media players and portable navigation devices, and the WM8900, an ultra low power multimedia CODEC with Class G headphone amplifier, designed to extend battery life in portable multimedia applications.

Wolfson also launched its next generation ultra low power WM8903 CODEC designed to extend playback time for audio enabled portable devices, including handsets, PMP and portable gaming systems. The WM8903 also combines other elements of the Wolfson AudioPlus™ product line, for example providing capabilities to system designers to use the latest digital output microphones, such as Wolfson's True Mics technology.

Wolfson's power management products have attracted a good number of design wins across both Tier 1 and Tier 2 customers in H1 2008. Power management products are inherently more complex in nature with a greater level of integration required in the system development. Therefore, it is anticipated that these design wins will not make a significant contribution to revenues until 2009 due to the longer lead time from design win to initial revenue.

*Enhanced Soundware*

Wolfson is pleased to report solid progress in this area. It has begun to sample its first active noise cancellation chip for mobile phones. Wolfson's new ambient noise cancellation technology focuses on the receive path and uses active anti-noise to cancel background noise around the listener's ear and enables them to have a clear telephone conversation even in noisy environments. Wolfson is working with a number of handset manufacturers at present and their initial response has been highly encouraging. As a result, Wolfson anticipates that handsets containing this technology will be on sale during 2009.

In addition, during H1 2008 Wolfson's inaugural Enhanced Soundware discrete product, a software active noise cancellation solution was selected by Audio-Technica, a Japanese headset vendor, for its in ear headphones, the Quiet Point™ ATH-ANC3.

*True Mics*

The Company's first chip using MEMS technology for silicon microphone-related products for portable and consumer device applications remains on track, and is now being sampled by certain key customers. Initial revenues from this chip are anticipated in Q4 2008.

**Financial review - Half year ended 29 June 2008**

**Income statement**

Revenue in H1 2008 was $100.3m, representing 12% year on year growth (H1 2007: $89.6m). Excluding PMP, revenue growth on H1 2007 was 26%.

Gross profit was $52.0m compared to $47.4m in H1 2007. Gross margin was 51.8%, down from the 52.8% reported in H1 2007. This reduction is primarily due to higher gold prices which continued to impact on cost of sales, having the effect of reducing margins by approximately 100 basis points relative to H1 2007, and a mix impact with revenues skewed to lower margin products, particularly in the second quarter of 2008.

Wolfson continued its focus on overhead management during H1 2008. Total overheads, excluding amortisation of acquired intangibles and share based compensation charges, amounted to $39.9m, compared to $42.4m in H2 2007, a decrease of 6%. Overheads, excluding amortisation and share based compensation charges, amounted to $33.4m in H1 2007, with the increase year on year primarily attributable to:

- Impact of additional overheads in association with the acquisitions ($3.4m additional spend compared to H1 2007, primarily due to Sonaptic);
- Additional investment during H2 2007 to strengthen the overseas sales offices particularly in North America - approximately $0.7m;
- Higher investment in research & development and patent filings relative to H1 2007; and
- Higher activity levels.

Research and development expenditure, excluding amortisation and share-based compensation charges, was $20.4m, or 20% of revenues, compared to $17.5m or 19% of revenue in H1 2007. The absolute increase relative to this time last year mainly reflects the additional expenditure on the acquired businesses. However, relative to H2 2007 research and development expenditure was 6% lower (H2 2007: $21.7m).

Distribution and selling expenses, excluding share-based compensation charges, were $12.6m or 13% of revenues, compared to $9.6m or 11% of revenue in H1 2007, reflecting the impact of additional expenditure arising from the Sonaptic acquisition, together with additional investment in strengthening the overseas sales offices to gain market share, particularly in North America. In H2 2007 distribution and selling costs were $12.9m.

Administration expenses, excluding amortisation and share-based compensation charges, amounted to $6.9m or 7% of revenues (H1 2007: $6.3m or 7% of H1 2007 revenue). However, expenditure reduced by 12% compared to the level incurred in H2 2007 ($7.7m).

Share-based compensation charges, calculated in accordance with IFRS 2, amounted to $1.7m which compared favourably to the charges incurred in H1 2007 ($3.6m) and in H2 2007 ($3.1m). This is mainly due to a reduction in the amount and timing of share awards to staff. For the remainder of 2008 the quarterly charge for share based compensation is expected to increase to around $1.0m.

The average US dollar to sterling rate for H1 2008 was $1.971/£1 compared to $1.975/£1 for H1 2007. It is estimated that every 1 cent increase in the US dollar / sterling exchange rate has the effect of reducing the Company's operating profit by $300,000 on an annualised basis.

Adjusted operating profit, i.e. excluding amortisation charges on acquired intangible assets, was $10.4m (H1 2007: $10.4m). Adjusted operating margin was 10% compared to 12% in H1 2007.

Amortisation charges relating to the intangible assets arising from the acquisitions in 2007 amounted to $2.5m in H1 2008 (H1 2007: $0.2m). The quarterly charge will be around $1.3m for the rest of 2008.

Net financing income was $1.2m in H1 2008 compared with $2.3m in H1 2007. The non-cash finance expense of $1.1m (H1 2007: $0.7m) relates to the interest expense on the Company's defined benefit pension scheme obligation, and a charge relating to notional interest on the discounted deferred consideration on the acquisitions. The reduction in interest income reflects both the lower cash balances and lower US dollar interest rates on deposits.

The effective rate of tax in H1 2008 was 28.3% (H1 2007: 27.9%). The effective rate of tax is favourably affected by the availability of tax allowances on research and development expenditure. The effective rate of tax was adversely impacted by the lack of deferred tax relief available on share options that had exercise prices in excess of the share price at 29 June 2008.

Adjusted fully diluted earnings per share amounted to 7.03 cents in H1 2008 (H1 2007: 7.68 cents).

**Cashflow and Balance Sheet**

Cash and short-term deposits amounted to $84.8m at 29 June 2008 compared to $89.6m at 30 December 2007 and $111.1m at 1 July 2007.

Net cash outflow from operating activities was $0.4m in H1 2008 compared to an inflow of $24.2m in H1 2007. Inventory levels at 29 June 2008 remain higher than targeted due to the weakness reported by Wolfson in sales in the PMP area in H1 2008, as noted above. However, the majority of inventory continues to be held at the wafer level and is being redirected towards other products and customers. High levels of inventory were also held of a new part to support a major Tier 1 customer's handset launch in July 2008. It is expected that Company inventory levels will return to a normal seasonal pattern in H2 2008. The net cash outflow also reflects a significant reduction in trade payables at 29 June 2008 relative to the position at 30 December 2007, in line with normal seasonality. The unusual cash inflow of $12.7m in H1 2007 in respect of trade and other payables reflects both the timing of payment and, in particular, the level of trade and other payables at 1 July 2007 compared to the level of payables at the end of the 2006 financial year.

Inventory days were 109 at 29 June 2008 which compared to 97 days at 1 July 2007 and 69 days at 30 December 2007. It is expected that inventory days will return to an average of 80 - 90 days as we move through the year as noted above.

Trade receivable days were 46 at 29 June 2008 which compared to 44 days at 1 July 2007 and 43 days at 30 December 2007. Days purchases were 51 at 29 June 2008 which compared to 82 days at 1 July 2007 and 62 days at 30 December 2007.

Contributing to the cash outflow from operating activities in H1 2008 were tax instalment payments totalling $4.8m. The relatively low amount of tax paid in H1 2007 ($0.6m) reflects tax relief available on share options exercised during 2006.

During H1 2008, $2.5m of deferred consideration was paid in connection with the delivery of certain milestones on the Sonaptic and Oligon acquisitions (in H1 2007 $3.2m was paid upfront on the acquisition of Oligon Limited).

Cash outflow on capital expenditure in H1 2008 amounted to $3.7m compared to $2.0m for the same period in 2007, and represented spend on plant and machinery, improving office links, various hardware and software improvement projects and CAD licences.

**Balance sheet strategy**

Wolfson has a robust and cash generative business model and at 29 June 2008 had $84.8 million of net cash on the balance sheet. The Company continually

invests in its product portfolio and new technologies to enhance its product leadership and this will remain a key strategic priority. In addition, a strong balance sheet is important when competing for new business with global consumer electronics companies.

The Board regularly reviews the level of cash on the balance sheet, taking into consideration such requirements as well as anticipated operating results and opportunities to develop the business by acquisition of complementary technologies. The Board is committed to maintaining the right balance between balance sheet flexibility and efficiency.

Based on its current assessment of these factors and the projected year-end cash position, the Board approves the purchase up to 10% of the outstanding shares in issue under the standing authority granted at the last AGM.

**Principal risks and uncertainties**

The principal risks and uncertainties which could have a material impact on the Company's performance over the remaining six months of the financial year and could cause actual results to differ materially from expected have not changed from those set out in the Operating and Financial Review included in the Company's 2007 Annual Report and Accounts (pages 27 - 28), a copy of which is available on the Company's website at www.wolfsonmicro.com.

The principal risk and uncertainty of particular relevance to the second half of 2008 is the dependence on the strength of the consumer electronics market, particularly in the prevailing weaker macro-economic climate.

There are a number of other principal risks and uncertainties that could have a material impact on the Company's long term performance:

- Fabless business model
- Dependence on the growth of the consumer electronics market
- Seasonality
- New product introductions
- Infringement of third party intellectual property rights
- Customer dependence
- Personnel
- Competitors
- Acquisitions
- Information technology
- Foreign currency exposure

**Related party transactions**

The transactions which took place in the twenty-six weeks to 29 June 2008 with related parties were consistent with those reported in the Company's consolidated financial statements for the fifty-two week period ended 30 December 2007.

**Outlook**

Revenues in the third quarter are expected to be in the range of $56m - $62m. Gross margins are anticipated to be around 52%.

Wolfson expects a third quarter seasonal uptick in trading. However the weaker macro environment is impacting customer order patterns resulting in caution in the Company's guidance.

Looking ahead, Wolfson's investments are on track and the Company is pleased with their progress. Design win momentum, customer base and longer term prospects continue to be excellent and positions Wolfson to benefit when market conditions improve.

**Responsibility statement of the directors in respect of the half yearly financial report**

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU;

- the interim management report includes a fair review of the information required by:

  a. DTR 4.2.7R of the *Disclosure and Transparency Rules,* being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

  a. DTR 4.2.8R of the *Disclosure and Transparency Rules,* being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so

D A Shrigley M Cubitt

Chief Executive Officer          Chief Financial Officer

28 July 2008

| **Condensed consolidated income statement** *For the period ended 29 June 2008* | Notes | **Q2 2008** **Period from 31 March 2008 to 29 June 2008** **$'000** | Q2 2007 Period from 2 April 2007 to 1 July 2007 $'000 | Q1 2008 Period from 31 December 2007 to 30 March 2008 $'000 | **H1 2008*** **Period from 31 December 2007 to 29 June 2008** **$'000** | H1 2007 Period from 1 January 2007 to 1 July 2007 $'000 | 52 weeks ended 30 December 2007** $'000 |
|---|---|---|---|---|---|---|---|
| Revenue | 2,3 | **53,918** | 49,458 | 46,382 | **100,300** | 89,622 | 231,601 |
| Cost of sales | | **(26,032)** | (23,336) | (22,286) | **(48,318)** | (42,269) | (109,985) |
| **Gross profit** | | **27,886** | 26,122 | 24,096 | **51,982** | 47,353 | 121,616 |
| Distribution and selling costs | | **(6,591)** | (5,257) | (6,684) | **(13,275)** | (10,768) | (24,700) |
| Research and development expenses | | **(12,082)** | (10,061) | (11,451) | **(23,533)** | (19,240) | (44,409) |
| Administrative expenses | | **(3,760)** | (3,730) | (3,523) | **(7,283)** | (7,087) | (15,621) |
| **Operating profit** | 3 | **5,453** | 7,074 | 2,438 | **7,891** | 10,258 | 36,886 |
| Financial income | | **1,127** | 1,487 | 1,164 | **2,291** | 2,944 | 5,721 |
| Financial expenses | | **(537)** | (345) | (516) | **(1,053)** | (660) | (1,786) |
| **Net financing income** | | **590** | 1,142 | 648 | **1,238** | 2,284 | 3,935 |
| **Profit before tax** | | **6,043** | 8,216 | 3,086 | **9,129** | 12,542 | 40,821 |
| Income tax expense | 4 | **(1,707)** | (2,275) | (872) | **(2,579)** | (3,495) | (11,293) |
| **Profit for the period** | | **4,336** | 5,941 | 2,214 | **6,550** | 9,047 | 29,528 |
| Basic earnings per share (cents) | 5 | **3.67** | 5.06 | 1.87 | **5.54** | 7.71 | 25.08 |
| Diluted earnings per share (cents) | 5 | **3.65** | 4.98 | 1.86 | **5.51** | 7.59 | 24.78 |

* The review undertaken by KPMG Audit Plc and reported upon in page 25 covers the financial information for the twenty-six week period ended 29 June 2008 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 52 week period ended 30 December 2007 have been extracted from the statutory accounts for the 52 week period ended 30 December 2007, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

| **Condensed consolidated statement of recognised income and expense** *For the period ended 29 June 2008* | **Q2 2008** **Period from 31 March 2008 to 29 June 2008** **$'000** | Q2 2007 Period from 2 April 2007 to 1 July 2007 $'000 | Q1 2008 Period from 31 December 2007 to 30 March 2008 $'000 | **H1 2008*** **Period from 31 December 2007 to 29 June 2008** **$'000** | H1 2007 Period from 1 January 2007 to 1 July 2007 $'000 | 52 weeks ended 30 December 2007** $'000 |
|---|---|---|---|---|---|---|
| Actuarial (loss)/gain on net defined benefit obligations | **(620)** | 2,458 | - | **(620)** | 4,562 | 4,474 |
| Deferred tax on net defined benefit obligations recognised in equity | **174** | (1,005) | - | **174** | (1,669) | (1,698) |
| Foreign exchange translation differences on foreign operations | **13** | - | - | **13** | - | 33 |
| **Net (expense) / income recognised directly in equity** | **(433)** | 1,453 | - | **(433)** | 2,893 | 2,809 |
| **Profit for the period** | **4,336** | 5,941 | 2,214 | **6,550** | 9,047 | 29,528 |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Total recognised income and expense for the period** | 3,903 | 7,394 | 2,214 | 6,117 | 11,940 | 32,337 |

* The review undertaken by KPMG Audit Plc and reported upon in page 25 covers the financial information for the twenty-six week period ended 29 June 2008 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 52 week period ended 30 December 2007 have been extracted from the statutory accounts for the 52 week period ended 30 December 2007, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

**Condensed consolidated balance sheet**
***As at 29 June 2008***

| | Notes | As at 29 June 2008* $'000 | As at 30 March 2008 $'000 | As at 30 December 2007** $'000 | As at 1 July 2007 $'000 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Property, plant and equipment | | 36,924 | 37,336 | 37,289 | 32,942 |
| Intangible assets | | 43,447 | 45,011 | 46,038 | 6,978 |
| Deferred tax assets | | - | - | - | 1,897 |
| **Total non-current assets** | | 80,371 | 82,347 | 83,327 | 41,817 |
| Inventories | | 31,333 | 28,736 | 25,548 | 23,920 |
| Trade and other receivables | | 33,192 | 31,099 | 34,496 | 30,569 |
| Short-term deposits | | 72,752 | 73,844 | 73,422 | 68,398 |
| Cash and cash equivalents | | 12,017 | 7,323 | 16,183 | 42,716 |
| **Total current assets** | | 149,294 | 141,002 | 149,649 | 165,603 |
| **Total assets** | | 229,665 | 223,349 | 232,976 | 207,420 |
| **Equity** | | | | | |
| Issued capital | 6 | 198 | 198 | 198 | 197 |
| Share premium account | 6 | 58,796 | 58,788 | 58,774 | 57,021 |
| Capital redemption reserve | 6 | 497 | 497 | 497 | 497 |
| Retained earnings | 6 | 121,771 | 116,772 | 114,399 | 110,370 |
| **Total equity attributable to equity holders of the parent** | | 181,262 | 176,255 | 173,868 | 168,085 |
| **Liabilities** | | | | | |
| Employee benefits | 7 | 4,568 | 4,008 | 3,918 | 6,225 |
| Deferred tax liabilities | | 5,479 | 6,341 | 5,991 | - |
| Other payables | 8 | 5,387 | 4,129 | 5,398 | 550 |
| **Total non-current liabilities** | | 15,434 | 14,478 | 15,307 | 6,775 |
| Income tax payable | | 2,310 | 3,412 | 3,758 | 3,536 |
| Trade and other payables | 8 | 30,659 | 29,204 | 40,043 | 29,024 |
| **Total current liabilities** | | 32,969 | 32,616 | 43,801 | 32,560 |
| **Total liabilities** | | 48,403 | 47,094 | 59,108 | 39,335 |
| **Total equity and liabilities** | | 229,665 | 223,349 | 232,976 | 207,420 |

* The review undertaken by KPMG Audit Plc and reported upon in page 25 covers the financial information for the twenty-six week period ended 29 June 2008 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 52 week period ended 30 December 2007 have been extracted from the statutory accounts for the 52 week period ended 30 December 2007, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

**Condensed consolidated statement of cash flows**
***For the period ended 29 June 2008***

| | Q2 2008 Period from 31 March 2008 to 29 June 2008 $'000 | Q2 2007 Period from 2 April 2007 to 1 July 2007 $'000 | Q1 2008 Period from 31 December 2007 to 30 March 2008 $'000 | H1 2008* Period from 31 December 2007 to 29 June 2008 $'000 | H1 2007 Period from 1 January 2007 to 1 July 2007 $'000 | 52 weeks ended 30 December 2007** $'000 |
|---|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | | |
| Profit for the period | 4,336 | 5,941 | 2,214 | 6,550 | 9,047 | 29,528 |
| *Adjustments for:* | | | | | | |
| Depreciation and amortisation | 3,691 | 2,032 | 3,573 | 7,264 | 4,023 | 10,597 |
| | (33) | 185 | (207) | (240) | 248 | 230 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Foreign exchange (gains)/ losses | | | | | | |
| Net financing income | (590) | (1,142) | (648) | (1,238) | (2,284) | (3,935) |
| Equity-settled share-based payment expenses | 865 | 1,853 | 848 | 1,713 | 3,582 | 6,671 |
| Income tax expense | 1,707 | 2,275 | 872 | 2,579 | 3,495 | 11,293 |
| **Operating profit before changes in working capital** | 9,976 | 11,144 | 6,652 | 16,628 | 18,111 | 54,384 |
| Increase in inventories | (2,597) | (3,428) | (3,188) | (5,785) | (1,584) | (3,212) |
| (Increase) / decrease in trade and other receivables | (2,549) | (5,245) | 3,694 | 1,145 | (4,594) | (8,338) |
| Increase / (decrease) in trade and other payables | 3,011 | 4,859 | (10,484) | (7,473) | 12,726 | 19,953 |
| (Decrease)/ increase in provisions and employee benefits | (63) | 53 | 12 | (51) | 114 | (2,433) |
| **Cash generated from/ (absorbed by) the operations** | 7,778 | 7,383 | (3,314) | 4,464 | 24,773 | 60,354 |
| Income taxes paid | (3,243) | (6) | (1,574) | (4,817) | (566) | (7,830) |
| **Net cash inflow/ (outflow) from operating activities** | 4,535 | 7,377 | (4,888) | (353) | 24,207 | 52,524 |

| **Condensed consolidated statement of cash flows** *(continued)* *For the period ended 29 June 2008* | Q2 2008 | Q2 2007 | Q1 2008 | H1 2008* | H1 2007 | 52 weeks ended 30 December 2007** |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **Cash flows from investing activities** | | | | | | |
| Interest received | 952 | 794 | 623 | 1,575 | 1,614 | 4,618 |
| Acquisition of property, plant and equipment and intangible assets | (729) | (794) | (2,973) | (3,702) | (2,046) | (13,126) |
| Acquisition of subsidiary, net of cash acquired | - | - | - | - | (3,243) | (27,875) |
| Deferred consideration paid for acquisition of subsidiaries | (1,280) | - | (1,233) | (2,513) | - | - |
| Amounts withdrawn from/ (placed on) short-term deposits | 1,092 | (1,386) | (422) | 670 | (16,050) | (21,074) |
| **Net cash inflow/ (outflow) from investing activities** | 35 | (1,386) | (4,005) | (3,970) | (19,725) | (57,457) |
| **Cash flows from financing activities** | | | | | | |
| Proceeds from the issue of share capital | 8 | 577 | 14 | 22 | 1,199 | 2,485 |
| Net purchase of own shares held under trust | - | - | - | - | (9,828) | (28,086) |
| Interest paid | (43) | (14) | (30) | (73) | (24) | (42) |
| **Net cash (outflow)/ inflow from financing activities** | (35) | 563 | (16) | (51) | (8,653) | (25,643) |
| Net increase / (decrease) in cash and cash equivalents | 4,535 | 6,554 | (8,909) | (4,374) | (4,171) | (30,576) |
| Cash and cash equivalents at start of period | 7,323 | 36,283 | 16,183 | 16,183 | 47,077 | 47,077 |
| Effect of exchange rate fluctuations on cash held | 159 | (121) | 49 | 208 | (190) | (318) |
| **Cash and cash equivalents at end of period** | 12,017 | 42,716 | 7,323 | 12,017 | 42,716 | 16,183 |
| **Cash and cash equivalents at end of period** | 12,017 | 42,716 | 7,323 | 12,017 | 42,716 | 16,183 |
| **Short-term deposits at end of period** | 72,752 | 68,398 | 73,844 | 72,752 | 68,398 | 73,422 |
| **Total cash and short-term deposits at end of period** | 84,769 | 111,114 | 81,167 | 84,769 | 111,114 | 89,605 |

* The review undertaken by KPMG Audit Plc and reported upon in page 25 covers the financial information for the twenty-six week period ended 29 June 2008 but does not extend to the quarterly information, which has not been reviewed or audited.
** The results for the 52 week period ended 30 December 2007 have been extracted from the statutory accounts for the 52 week period ended 30 December 2007, which have been reported on by the Company's auditors and delivered to the Registrar of Companies.

## Notes to the condensed interim financial statements

**1. Basis of preparation**

The condensed interim financial statements set out above contain the interim financial information of Wolfson Microelectronics plc (the "Company") and its subsidiaries

(together referred to as the "Group") for the twenty-six and thirteen week periods ended 29 June 2008. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The financial information set out in these interim statements has been prepared in compliance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

These interim financial statements were authorised for issue by the Board of Directors on 28 July 2008.

A copy of this half-yearly financial report is available on the Company's website at www.wolfsonmicro.com .

The financial information set out in these interim statements does not constitute the Company's statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the fifty-two week period ended 30 December 2007, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU, are available on the Company's website at www.wolfsonmicro.com and have been delivered to the Registrar of Companies. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985. The interim financial information for the twenty-six week period ended 29 June 2008 is unaudited but has been reviewed by the auditors and their report to the Company is set out on page 25.

These condensed interim statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's consolidated financial statements for the fifty-two week period ended 30 December 2007.

In the process of applying the Group's accounting policies, management necessarily makes judgements and estimates that have a significant effect on the amounts recognised in the condensed interim statements. Changes in the assumptions underlying the estimates could result in a significant impact to the statements. The most critical of these accounting judgement and estimation areas were noted in the Company's consolidated financial statements for the fifty-two week period ended 30 December 2007.

**2. Seasonality of revenue**

The revenue of the Company is generally more weighted towards the second half of the financial year in line with consumer spending and demand in the lead up to the main holiday period. The Company attempts to minimise the seasonal impact through the management of inventories to meet demand during this period, however the first half of the financial year typically results in lower revenues and operating results.

**3. Segment reporting**

The primary format as defined by IAS 14, business segments, is based on the Group's management and internal reporting structure. The Group is organised into three main business segments: consumer audio products, digital imaging applications and portable applications.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

**3. Segment reporting***(continued)*

| | **Q2 2008** | Q2 2007 | Q1 2008 | **H1 2008** | H1 2007 | |
|---|---|---|---|---|---|---|
| | **Period from 31 March 2008 to 29 June 2008** | Period from 2 April 2007 to 1 July 2007 | Period from 31 December 2007 to 30 March 2008 | **Period from 31 December 2007 to 29 June 2008** | Period from 1 January 2007 to 1 July 2007 | 52 weeks ended 30 December 2007 |
| | **$000** | $000 | $000 | **$000** | $000 | $000 |
| *Segment revenue:* | | | | | | |
| Consumer audio | **8,862** | 9,531 | 7,360 | **16,222** | 16,220 | 39,736 |
| Imaging | **5,192** | 4,840 | 4,056 | **9,248** | 9,571 | 19,418 |
| Portable | **39,864** | 35,087 | 34,966 | **74,830** | 63,831 | 172,447 |
| **Total revenue for the period** | **53,918** | 49,458 | 46,382 | **100,300** | 89,622 | 231,601 |
| *Contribution* | | | | | | |
| Consumer audio | **2,209** | 2,406 | 1,374 | **3,583** | 3,136 | 9,466 |
| Imaging | **2,175** | 2,355 | 1,406 | **3,581** | 4,957 | 10,441 |
| Portable | **14,330** | 15,555 | 12,239 | **26,569** | 28,069 | 75,034 |
| | **18,714** | 20,316 | 15,019 | **33,733** | 36,162 | 94,941 |
| Corporate expenses | **(13,261)** | (13,242) | (12,581) | **(25,842)** | (25,904) | (58,055) |
| **Operating profit** | **5,453** | 7,074 | 2,438 | **7,891** | 10,258 | 36,886 |

**4. Income tax expense**

The income tax expense for the twenty-six week period ended 29 June 2008 reflects the estimated total effective tax rate on profit before taxation for the Group of approximately 28.3% for the 52-week period ending 28 December 2008. This reflects the UK corporation tax rate applicable for that 52-week period of 28.5% as reduced by tax allowances on research and development expenditure. The total estimated effective tax rate which includes deferred tax movements has, however, been adversely affected by the calculation of deferred tax on unexercised share options at the period end and related share based payments charged in the period.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

**5.Earnings per share**

| | Q2 2008 Period from 31 March 2008 to 29 June 2008 $000 | Q2 2007 Period from 2 April 2007 to 1 July 2007 $000 | Q1 2008 Period from 31 December 2007 to 30 March 2008 $000 | H1 2008 Period from 31 December 2007 to 29 June 2008 $000 | H1 2007 Period from 1 January 2007 to 1 July 2007 $000 | 52 weeks ended 30 December 2007 $000 |
|---|---|---|---|---|---|---|
| Profit for the period attributable to equity shareholders (basic and diluted) | 4,336 | 5,941 | 2,214 | 6,550 | 9,047 | 29,528 |
| Amortisation of acquired intangible assets* | 897 | 54 | 903 | 1,800 | 108 | 1,680 |
| Adjusted profit for the period attributable to equity shareholders (basic and diluted) | 5,233 | 5,995 | 3,117 | 8,350 | 9,155 | 31,208 |
| | cents | cents | cents | cents | cents | cents |
| Basic earnings per share | 3.67 | 5.06 | 1.87 | 5.54 | 7.71 | 25.08 |
| Diluted earnings per share | 3.65 | 4.98 | 1.86 | 5.51 | 7.59 | 24.78 |
| Adjusted basic earnings per share | 4.42 | 5.10 | 2.64 | 7.06 | 7.80 | 26.51 |
| Adjusted diluted earnings per share | 4.41 | 5.03 | 2.62 | 7.03 | 7.68 | 26.19 |

* After the estimated tax impact of this charge

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

## 5. Earnings per share (*continued*)

| | Q2 2008 Period from 31 March 2008 to 29 June 2008 No. of shares | Q2 2007 Period from 2 April 2007 to 1 July 2007 No. of shares | Q1 2008 Period from 31 December 2007 to 30 March 2008 No. of shares | H1 2008 Period from 31 December 2007 to 29 June 2008 No. of shares | H1 2007 Period from 1 January 2007 to 1 July 2007 No. of shares | 52 weeks ended 30 December 2007 No. of shares |
|---|---|---|---|---|---|---|
| Issued ordinary shares at start of period | 118,294,980 | 117,307,786 | 118,276,980 | 118,276,980 | 117,082,873 | 117,082,873 |
| Effect of shares issued during the period from exercise of employee share options | 10,440 | 178,525 | 5,934 | 17,187 | 246,638 | 613,546 |
| Effect of shares issued as part of consideration for acquisition of subsidiary | - | - | - | - | - | 31,606 |
| Weighted average number of ordinary shares at end of period – for basic earnings per share | 118,305,420 | 117,486,311 | 118,282,914 | 118,294,167 | 117,329,511 | 117,728,025 |
| Effect of dilutive share options in issue | 488,005 | 1,714,912 | 569,047 | 529,896 | 1,845,867 | 1,451,284 |
| Weighted average number of ordinary shares at end of period – for diluted earnings per share | 118,793,425 | 119,201,223 | 118,851,961 | 118,824,063 | 119,175,378 | 119,179,309 |

**6. Reconciliation of movement in capital and reserves**

| Share capital | Share premium | Capital redemption reserve | Retained earnings | Total equity |
|---|---|---|---|---|
| | $000 | | | |

| | $000 | | $000 | $000 | $000 |
|---|---|---|---|---|---|
| Balance at 1 January 2007 | 196 | 55,823 | 497 | 104,475 | 160,991 |
| Total recognised income and expense | - | - | - | 11,940 | 11,940 |
| Equity settled transactions, including tax effect | - | - | - | 3,783 | 3,783 |
| Share options exercised by employees | 1 | 1,198 | - | - | 1,199 |
| Company shares acquired by trusts | - | - | - | (9,828) | (9,828) |
| Balance at 1 July 2007 | 197 | 57,021 | 497 | 110,370 | 168,085 |
| Balance at 31 December 2007 | 198 | 58,774 | 497 | 114,399 | 173,868 |
| Total recognised income and expense | - | - | - | 6,117 | 6,117 |
| Equity settled transactions, including tax effect | - | - | - | 1,255 | 1,255 |
| Share options exercised by employees | - | 22 | - | - | 22 |
| **Balance at 29 June 2008** | **198** | **58,796** | **497** | **121,771** | **181,262** |

During the twenty-six week period to 29 June 2008, the Company issued 38,000 ordinary 0.1 pence shares (*twenty six week period ended 1 July 2007: 564,022 shares*) under various employee share option schemes for a consideration received of $22,000 (*twenty six week period ended 1 July 2007:*$1,199,000)

**7. Employee benefits**

*Defined benefit obligations*

The defined benefit pension obligation is calculated using an actuarial update as at 29 June 2008. The Company makes contributions to a UK-based defined benefit plan that provides pension benefits for UK employees upon retirement. The plan was closed to new entrants with effect from 2 July 2002. The defined benefit plan and actuarial assumptions are based on sterling denominated assets and liabilities. The Company also has a Group Personal Pension Plan which is a defined contribution pension scheme.

| | **At 29 June 2008** | At 1 July 2007 | At 30 December 2007 |
|---|---|---|---|
| | $000 | $000 | $000 |
| Present value of funded obligations | **21,738** | 21,771 | 22,533 |
| Fair value of plan assets | **17,170** | 15,546 | 18,615 |
| Recognised liability for defined benefit obligations | **4,568** | 6,225 | 3,918 |

**7. Employee benefits** *(continued)*

The expense is recognised in the following line items in the income statement:

| | **26 weeks ended 29 June 2008** | 26 weeks ended 1 July 2007 | 52 weeks ended 30 December 2007 |
|---|---|---|---|
| | **$000** | $000 | $000 |
| Distribution and selling costs | **61** | 102 | 204 |
| Research and development expenses | **172** | 276 | 559 |
| Administrative expenses | **70** | 82 | 168 |
| Total current service costs | **303** | 460 | 931 |
| Financial income | **(577)** | (470) | (989) |
| Financial expense | **656** | 634 | 1,303 |

*Share-based payments*

During the twenty-six week period to 29 June 2008, the Company granted 98,200 share options and 881,031 contingent shares to employees and a total of 1,005,878 performance shares to executive directors and senior management (*twenty-six weeks to 1 July 2007: 2,068,465 share options, 118,615 performance shares and 425,346 Executive Shared Ownership Plan awards "ExSOPs" were granted*). Each of these categories of share based payment has an estimated weighted average life of three years. The fair values of those share-based payments, which were granted in the twenty-six week period to 29 June 2008, are 59 pence, 141 pence and 141 pence respectively (the weighted average fair values for those share-based payments granted in the twenty-six week period ended 1 July 2007 were: *116 pence, 315 pence and 82 pence respectively*).

The share-based payment expense recognised for each period, in accordance with IFRS 2 *Share-based Payment*, was:

| | **26 weeks ended 29 June 2008** | 26 weeks ended 1 July 2007 | 52 weeks ended 30 December 2007 |
|---|---|---|---|
| | **$000** | $000 | $000 |
| Share options granted in 2003 to 2006 | **285** | 1,556 | 2,496 |

| | | | |
|---|---|---|---|
| Share options granted in 2007 | **696** | 1,194 | 2,643 |
| Share options granted in 2008 | **20** | - | - |
| Performance shares awarded in 2006 | **67** | 114 | 187 |
| Performance shares awarded in 2007 | **114** | 97 | 199 |
| Performance shares awarded in 2008 | **153** | - | - |
| ExSOPs awarded in 2006 and in 2007 | **107** | 173 | 288 |
| Deferred shares awarded in 2006 | **141** | 448 | 858 |
| Contingent shares awarded in 2008 | **130** | - | - |
| **Total expense recognised in personnel expenses during the period** | **1,713** | 3,582 | 6,671 |

**8. Other payables - contingent consideration**

Included in other payables within both current and non-current liabilities are contingent amounts payable to the former shareholders of Sonaptic Limited and Oligon Limited on successful conclusion of milestones which are anticipated to crystallise in the future. As at 29 June 2008 $4,919,000 *(as at 30 December 2007: $6,693,000; as at 1 July 2007: $1,170,000)* of the estimated amount of the contingent consideration was classified within current liabilities as trade and other payables and $5,387,000 *(as at 30 December 2007: $5,398,000; as at 1 July 2007: $550,000)* was classified within non-current liabilities as other payables.

For the twenty-six week period ended 29 June 2008, the Company paid $2,513,000 to the former shareholders of Sonaptic Limited and Oligon Limited on successful conclusion of certain of the milestones *(fifty two week period ended 30 December 2007: $nil; twenty-six week period ended 1 July 2007: $nil)*.

## Independent review report to Wolfson Microelectronics plc

**Introduction**

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the twenty six weeks ended 29 June 2008 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements. We have not reviewed the results for the quarters ended 30 March 2008 or 29 June 2008 respectively.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

**Our responsibility**

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

**Scope of review**

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

**Conclusion**

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the twenty-six weeks ended 29 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

**KPMG Audit Plc**
*Chartered Accountants*
Edinburgh
28 July 2008

END

Close

## Regulatory Announcement

**Go to market news section**

Free annual report

| | |
|---|---|
| **Company** | Wolfson Microelectro |
| **TIDM** | WLF |
| **Headline** | Share repurchase programme |
| **Released** | 07:00 29-Jul-08 |
| **Number** | 0630A07 |

RNS Number : 0630A
Wolfson Microelectronics PLC
29 July 2008

29 July 2008

**WOLFSON MICROELECTRONICS plc**
**Share repurchase programme**

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, today announces that its Board of Directors ("the Board") has approved a plan, in accordance with the authority granted by shareholders at the Annual General Meeting on 4 June 2008, to make on-market purchases of up to 10% of the outstanding shares in issue.

Wolfson has a robust and cash generative business model and at 29 June 2008 had $84.8 million of net cash on the balance sheet. The Company continually invests in its product portfolio and new technologies to enhance its product leadership and this will remain a key strategic priority. In addition, a strong balance sheet is important when competing for new business with global consumer electronics companies.

The Board regularly reviews the level of cash on the balance sheet, taking into consideration these requirements as well as anticipated operating results and opportunities to develop the business by acquisition of complementary technologies. The Board's decision to authorise the repurchase programme is based on its current assessment of these factors and the projected year-end cash position, and has been taken in accordance with its commitment to maintaining the right balance between balance sheet flexibility and efficiency.

**Enquiries:**

**Wolfson Microelectronics**

| | |
|---|---|
| Dave Shrigley, Chief Executive<br>Mark Cubitt, Finance Director | 0131 272 7000 |
| **Corfin Communications**<br>Harry Chathli, Neil Thapar | 020 7977 0020 |




END

Companies House
— for the record —

# 288c

## CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

***Please complete in typescript, or in bold black capitals.***

CHWP000

**Company Number** SC089839

**Company Name in full** WOLFSON MICROELECTRONICS PLC

**Changes of particulars form** *Complete in all cases*

Date of change of particulars: Day 02 Month 08 Year 2008

Name *Style / Title: MR *Honours etc:

Forename(s): DAVID ALLEN

Surname: SHRIGLEY

† Date of Birth: Day 17 Month 04 Year 1948

**Change of name** *(enter new name)* Forename(s):

Surname:

**Change of usual residential address** †† *(enter new address)*: 8, ALVA STREET

Post town: EDINBURGH

County / Region:

Postcode: EH2 4QG

Country: SCOTLAND, U. K.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

**Other change** *(please specify)*:

**A serving director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 4 AUGUST 2008

(** director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

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When you have completed and signed the form please send it to the Registrar of Companies at:

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for companies registered in England and Wales or
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Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

**Company Number** SC089839

**Company name in full** Wolfson Microelectronics plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 08 | 08 | 2008 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 10,000 | | |
| Nominal value of each share | 0.1p | | |
| Amount (if any) paid or due on each share (including any share premium) | 20p | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing) | | | |

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Companies House receipt date barcode
*This form has been provided free of charge by Companies House.*

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

**Names and addresses of the allottees** (List joint share allotments consecutively)

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | **Class of shares allotted** | **Number allotted** |
| Name: Louise Jardine<br>Address: 4A Morningside Place, Edinburgh<br>UK Postcode: EH10 5ER | ORDINARY | 10,000 |
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| | **Class of shares allotted** | **Number allotted** |
| **Name:**<br>**Address:**<br>**UK Postcode:** | | |
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| | **Class of shares allotted** | **Number allotted** |
| **Name:**<br>**Address:**<br>**UK Postcode:** | | |
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| | **Class of shares allotted** | **Number allotted** |
| **Name:**<br>**Address:**<br>**UK Postcode:** | | |
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| | **Class of shares allotted** | **Number allotted** |
| **Name:**<br>**Address:**<br>**UK Postcode:** | | |
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**Please enter the number of continuation sheets (if any) attached to this form** ____

**Signed** [signature] **Date** 11TH AUGUST 2008

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

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|---|---|
| You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record. | |
| | |
| | Tel |
| | DX number DX exchange |

Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

**Company Number** SC089839

**Company name in full** Wolfson Microelectronics plc

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 31 | 07 | 2008 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 5000 | | |
| Nominal value of each share | 0.1p | | |
| Amount (if any)paid or due on each share (including any share premium) | 20p | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing) | | | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

Companies House receipt date barcode
*This form has been provided free of charge by Companies House.*

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

**Names and addresses of the allottees** (List joint share allotments consecutively)

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| **Name:** Jacqueline Macdonald<br>**Address:** 21 Buckstone Court, Edinburgh<br>**UK Postcode:** EH10 6UL | **Class of shares allotted** | **Number allotted** |
| | ORDINARY | 5000 |
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| **Name:**<br>**Address:**<br>**UK Postcode:** | **Class of shares allotted** | **Number allotted** |
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| **Name:**<br>**Address:**<br>**UK Postcode:** | **Class of shares allotted** | **Number allotted** |
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| **Name:**<br>**Address:**<br>**UK Postcode:** | **Class of shares allotted** | **Number allotted** |
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| **Name:**<br>**Address:**<br>**UK Postcode:** | **Class of shares allotted** | **Number allotted** |
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**Please enter the number of continuation sheets (if any) attached to this form** ____

**Signed** Jill L. Goldsmith **Date** 4th August 2008

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

| | |
|---|---|
| You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record. | |
| | |
| | Tel |
| | DX number DX exchange |

END